CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED BYLAWS

OF

PHARMACYCLICS, INC.

The undersigned, being the duly acting and appointed Secretary of Pharmacyclics, Inc., a Delaware corporation, hereby certifies that the Board of Directors of this corporation amended and restated the first sentence of Article III, Section 1 of the Bylaws of this corporation to read as follows, effective as of the date set forth below:

"The authorized number of directors shall be set at eight (8), until the date of the 2006 annual meeting of stockholders, at which time the authorized number of directors shall be automatically reduced to six (6)."

Dated: August 8, 2006

_____
Leiv Lea, Secretary